SUB-ITEM 77I
Terms of new or amended securities


Effective August 10, 2016, Fundamental Equity
Fund was renamed Sustainable Equity Fund.

Effective September 7, 2016, Veedot Fund was renamed Adaptive Equity Fund.

Effective October 21, 2016, Focused Growth
Fund was liquidated and is no longer available for purchase